Mail Stop 4561

May 15, 2007

Paul McFeeters
Chief Financial Officer
Open Text Corporation
275 Frank Tompa Drive
Waterloo, Ontario Canada N2L 0A1

      **Re:    Open Text Corporation**
               **Forms 10-K for Fiscal Year Ended June 30, 2005 & 2006**
               **Form 10-Q for the Quarter Ended December 31, 2006**
               **File No. 000-27544**

Dear Mr. McFeeters:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

               Very truly yours,

               Kathleen Collins
               Accounting Branch Chief

cc:    Barbara Johnson
       Choate, Hall & Stewart LLP
       Two International Place
       Boston, MA 02110
       fax (617) 248-4000